Exhibit 1

ANNOUNCEMENT

WPP Group plc (“WPP”)

WPP has been advised that an award of 5,664 shares vested on 1 June 2006 under the WPP Group plc Restricted Stock Plan for Mr Mark Read, a director of the Company. Mr Read is retaining all the shares. Following this award, Mr Read has a beneficial holding of 8,664 ordinary shares in WPP.

END